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                 [HUMAN GENOME SCIENCES, INC. LOGO W/LETTERHEAD]

                                                                  EXHIBIT (a)(1)

PRESS RELEASE
FOR IMMEDIATE RELEASE
CONTACT:
Steven C. Mayer
Senior Vice President and Chief Financial Officer and
Kate de Santis
Director, Corporate Communications and Investor Relations
Human Genome Sciences
301/309-8504

                         HUMAN GENOME SCIENCES ANNOUNCES
                                  COMPLETION OF
                       TENDER OFFER FOR CONVERTIBLE NOTES

                -- Company Raises $325 Million Since June 1999 --

ROCKVILLE, MARYLAND, January 13, 2000 -- Human Genome Sciences, Inc. (Nasdaq:
HGSI) announced today that in response to its tender offer, holders of 95 percent of its 5 1/2% Convertible Subordinated Notes Due 2006 have chosen to convert their Notes into HGS Common Stock. These Notes were issued in June and July 1999. Gross proceeds from the Notes offering were $125 million. HGS announced the tender offer on December 6, 1999.

"The tender offer paved the way for a second convertible offering of $150 million, plus $50 million in an overallotment option, that was successfully completed in December 1999. Combined these two offerings have raised $325 million for the Company since June 1999," said Steven C. Mayer, Senior Vice President and Chief Financial Officer. "These offerings have greatly enhanced HGS' financial strength and flexibility for a variety of possible purposes. We have raised a substantial amount of cash while at the same time strengthening our balance sheet."

                                   -- more --


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HUMAN GENOME SCIENCES ANNOUNCES
COMPLETION OF
TENDER OFFER FOR CONVERTIBLE NOTES
page 2

As a result of the conversions, a total of 2,393,060 shares of Common Stock were issued by the Company, including a total of 127,064 shares of Common Stock issued as an inducement to convert. HGS will record a one-time charge to earnings of $19.4 million, or $0.76 per share. A total of $6.7 million principal amount of Notes remains outstanding.

Separately, HGS has announced that its Board of Directors approved a two-for-one stock split of the Company's common stock, payable in the form of a 100 percent stock dividend. On Monday, January 31, 2000, HGS shares will trade on a split-adjusted basis, totaling approximately 51.3 million shares outstanding. On that same date, the conversion price of all remaining 5 1/2% Convertible Subordinated Notes Due 2006 outstanding will be adjusted from $52.20 per share to $26.10 per share.

Human Genome Sciences is a company with the mission to develop products to predict, prevent, detect, treat and cure disease based on its leadership in the discovery and understanding of human and microbial genes.

       HGS and Human Genome Sciences are registered trademarks of Human Genome Sciences, Inc.

       Any statements released by Human Genome Sciences, Inc. that are forward looking are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Editors and investors are cautioned that forward looking statements involve risks and uncertainties which may affect the company's business prospects and performance. These include economic, competitive, governmental, technological and other factors discussed in the company's filings with the Securities and Exchange Commission on forms 10-K, 10-Q and 8-K.





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